Exhibit (a)(1)(E)

A registration statement relating to the securities proposed to be issued in the Exchange Offer (as defined below) has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is not an offer to sell or the solicitation of an offer to buy such securities nor shall there be any sale thereof in any jurisdiction in which such offer, solicitation or sale would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of GC Merger Corp. by J.P. Morgan Securities LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

Each Outstanding Share of Common Stock

of

Genzyme Corporation

for

$74.00 Net Per Share and

One Contingent Value Right

by

GC Merger Corp.

a wholly-owned subsidiary

of

sanofi-aventis

GC Merger Corp., a Massachusetts corporation (“Purchaser”) and a wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), is offering to exchange each of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), for (i) $74.00 in cash, less any applicable withholding for taxes and without interest (the “Cash Consideration”) and (ii) one contingent value right (each, a “CVR”) issued by Parent (together with the Cash Consideration, the “Offer Price”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated March 7, 2011, and in the related Letter of Transmittal (which, together with the Prospectus/Offer to Exchange, as each may be amended or supplemented from time to time, collectively constitute the “Exchange Offer”).

THE EXCHANGE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 1, 2011, UNLESS THE EXCHANGE OFFER IS EXTENDED.

The Exchange Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 16, 2011, by and among Parent, Purchaser and Genzyme (the “Merger Agreement”). Purchaser is offering to acquire all of the Shares as a first step in acquiring the entire equity interest in Genzyme. Pursuant to the Merger Agreement, after the Exchange Offer is completed, subject to the approval of Genzyme’s shareholders if required by applicable law, Purchaser will merge with and into Genzyme (the “Merger”), with Genzyme surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than dissenting Shares and Shares owned by Parent or Genzyme (or their respective subsidiaries)) will be converted into the right to receive the same consideration as that received by Genzyme shareholders pursuant to the Exchange Offer.

Shareholders of record who tender directly to Computershare Trust Company, N.A. (the “Exchange Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes, on the exchange of Shares by Purchaser pursuant to the Exchange Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

The board of directors of Genzyme (the “Genzyme Board”), among other things, has (i) determined that the Merger Agreement, the Exchange Offer and the Merger are in the best interests of Genzyme, (ii) adopted the Merger Agreement, (iii) approved the Exchange Offer and the Merger, (iv) directed that the Merger Agreement be submitted to Genzyme’s shareholders for approval, if required by applicable law, and (v) consented to the Exchange Offer and resolved to recommend acceptance of the Exchange Offer and approval of the Merger Agreement by Genzyme’s shareholders. The Genzyme Board recommends that Genzyme shareholders accept the Exchange Offer by tendering their shares in the Exchange Offer.

The Exchange Offer is conditioned upon, among other things, (i) there having been validly tendered in the Exchange Offer and not properly withdrawn that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly-owned Subsidiaries), constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”); (ii) (a) a registration statement on Form F-4 to register the CVRs (the “Registration Statement”) having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect and no proceedings for that purpose having been initiated or threatened by the SEC, (b) the CVRs being issued in the Exchange Offer and the Merger having been approved for listing (subject, if applicable, to notice of issuance) for trading on the Nasdaq Stock Market (“Nasdaq”) (or such other exchange(s), electronic trading networks or other suitable trading platforms as are mutually agreed by Parent and Genzyme), and (c) a contingent value rights agreement to be entered into between Parent and a trustee mutually acceptable to Parent and Genzyme prior to the completion of the Merger (the “CVR Agreement”) having been duly executed and delivered by Parent and the trustee and being in full force and effect (the “CVR Condition”); and (iii) the other conditions described in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Conditions of the Exchange Offer” having been satisfied.

The term “expiration date” means 11:59 p.m., New York City time, on April 1, 2011, unless Purchaser extends the period of time for which the Exchange Offer is open, in which case the term “expiration date” means the latest time and date at which the Exchange Offer, as so extended, expires. The Merger Agreement provides that Purchaser (i) will extend the Exchange Offer for one or more periods of time of up to 10 business days per extension if at any scheduled expiration date any of the offer conditions set forth in Annex I of the Merger Agreement (the “Offer Conditions”) are not satisfied; and (ii) will extend the Exchange Offer for any period required by any rule, regulation, interpretation or position of the SEC, its staff or Nasdaq applicable to the Exchange Offer. Purchaser will not be required to extend the Exchange Offer beyond August 16, 2011. The Merger Agreement also provides that Purchaser may elect to provide for a subsequent offering period of three to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would not be an extension of the Exchange Offer. Rather, a subsequent offering period would be an additional period of time, beginning after Purchaser has accepted for exchange all Shares tendered during the Exchange Offer, during which shareholders who did not tender their Shares in the Exchange Offer may tender their Shares and receive the same consideration provided in the Exchange Offer.

Purchaser expressly reserves the right to waive any Offer Condition or modify or amend the terms of the Exchange Offer, except that, without the prior written consent of Genzyme, Purchaser will not (i) decrease the Cash Consideration, amend the terms of the CVR or CVR Agreement, or change the form of the consideration payable in the Exchange Offer, (ii) decrease the number of Shares sought pursuant to the Exchange Offer, (iii) amend or waive the Minimum Tender Condition or the CVR Condition, (iv) add to the Offer Conditions, (v) modify the Offer Conditions in a manner adverse to the holders of Shares, (vi)

extend the expiration date of the Exchange Offer except as required or permitted by the Merger Agreement, (vii) make any other change in the terms or conditions of the Exchange Offer that is adverse to the holders of Shares or (viii) increase the Cash Consideration by an increment of less than $0.25.

Any extension, delay, termination, waiver or amendment of the Exchange Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

For purposes of the Exchange Offer, Purchaser will be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Exchange Agent of Purchaser’s acceptance for exchange of such Shares pursuant to the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, exchange of Shares accepted for exchange pursuant to the Exchange Offer will be made by deposit of the cash and CVRs being exchanged therefor with the Exchange Agent and American Stock Transfer and Trust Company, LLC, respectively, which will act as agents for tendering shareholders for the purpose of receiving the Offer Price from Parent and transmitting such consideration to tendering shareholders whose Shares have been accepted for exchange. Under no circumstances will Purchaser or Parent pay interest on the Offer Price for Shares, regardless of any extension of the Exchange Offer or other delay in making such exchange.

In all cases (including during any subsequent offering period), Purchaser will exchange all Shares tendered and accepted for exchange pursuant to the Exchange Offer only after timely receipt by the Exchange Agent of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Procedure for Tendering;” (ii) the properly completed and duly executed Letter of Transmittal, with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer— Acceptance for Exchange and Exchange of Genzyme Shares; Delivery of CVRs”); and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Exchange Offer may be withdrawn at any time unless Purchaser has accepted the Shares for exchange pursuant to the Exchange Offer. If Purchaser elects to include a subsequent offering period, Shares tendered during the subsequent offering period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover page of the Prospectus/Offer to Exchange. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Exchange Agent and, unless such Shares have been tendered by or for the account of an Eligible Institution (as defined in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Procedure for Tendering”), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration date (or during the subsequent offering period, if any) by following one of the procedures described in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Procedure for Tendering” (except Shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Genzyme has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Prospectus/Offer to Exchange, the Letter of Transmittal and related documents to holders of Shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and all other relevant materials will be mailed by us or by the Information Agent to record holders of Shares whose names appear on Genzyme’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash and CVRs by a holder of Shares pursuant to the Exchange Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer—Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Exchange Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Exchange Offer and the Merger.

The Prospectus/Offer to Exchange and the related Letter of Transmittal contain important information. Shareholders should carefully read both documents in their entirety before any decision is made with respect to the Exchange Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Prospectus/Offer to Exchange and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Exchange Agent) for soliciting tenders of Shares pursuant to the Exchange Offer.

The Information Agent for the Exchange Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Exchange Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Call Toll-Free (877) 371-5947

March 7, 2011

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